November 12, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. David Lin

Re:	Prosperity Bancshares, Inc.

Registration Statement on Form S-4

Filed October 8, 2015

File No. 333-207346

Mr. Lin:

Please accept this letter as the responses of Prosperity Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated November 6, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Form S-4”).

We enclose for filing with the Commission Amendment No. 2 to the Form S-4 (the “Revised Registration Statement”), together with exhibits thereto. We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of the Company.

Cover Page

1.

We note your revised disclosure in response to comment 4. However, we are unable to concur that your revised disclosure sufficiently constitutes counsels’ tax opinions. In particular, we note your disclosure that each of Prosperity and Tradition will receive opinions from their respective counsels, each dated the closing date of the merger, that the merger will constitute a reorganization. In light of your election to file short-form legal opinions, please revise this section to state clearly that it is the opinion of counsels that the merger will constitute a reorganization. Also, please revise the first sentence of

United States Securities and Exchange Commission

November 12, 2015

the last paragraph on page 67, which states that “[t]hese opinions are and will be subject to customary qualifications and assumptions . . . .” Because this discussion constitutes the opinion of counsels, any assumptions and qualifications should be contained in this section.

Response: In response to the Staff’s comment, the Company’s counsel has filed a new tax opinion as Exhibit 8.1.

2.	We note your response to comment 5. Please provide additional analysis with respect to your conclusion that the voting agreement is not material to the company. Please see Securities Act Rule 408 and Regulation S-K Compliance and Disclosure Interpretation Question 246.08 for further guidance.

Response: As disclosed in the Revised Registration Statement, certain shareholders of Tradition Bancshares, Inc. (“Tradition”) who control 324,099 shares (or 47.4% of the outstanding shares) of Tradition have entered into a voting agreement pursuant to which they have agreed to vote the shares of Tradition common stock they control in favor of the adoption and approval of the reorganization agreement. Holders of an additional 132,273 shares (or 19.3% of the outstanding shares) of Tradition would have to vote in favor of the reorganization agreement in order for it to be approved.

The Company acknowledges its obligations under Securities Act Rule 408 and maintains that the Revised Registration Statement includes all material information that may be necessary to make the required statements contained therein, in light of the circumstances under which they are made, not misleading. To that end, the Company believes that the summary of the voting agreement contained on pages 9 and 35 of the Revised Registration Statement contains all of the information related to the voting agreement that a shareholder of Tradition would reasonably consider to be relevant when making a decision as to how to vote such shareholder’s shares.

Meanwhile, the Company respectfully submits that the voting agreement, which does not guarantee the minimum vote required to approve the acquisition agreement of Tradition, a company that has total assets of approximately 2.5% of the Company’s total assets, is not material to the Company. In other words, as the acquisition itself is not material to the Company, neither is the voting agreement that helps to effectuate the transaction. Further, when analyzed from the standpoint of whether such an agreement would be material to the new entity created by the merger of Tradition with and into the Company, the voting agreement cannot be material to the new entity because the agreement will terminate upon the consummation of the merger and never be in effect for the new entity.

Nevertheless, in response to the Staff’s original comment, the Company has filed the voting agreement as Exhibit 99.3 to the Revised Registration Statement.

United States Securities and Exchange Commission

November 12, 2015

In the event that the Company requests acceleration of the effective date of the Form S-4, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 2 as soon as possible. If you have further questions or require additional clarifying information, please call the undersigned at 281-269-7205.

Sincerely,

/s/ Charlotte M. Rasche

Charlotte M. Rasche
Executive Vice President and General Counsel